SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32849; 812-14248

OppenheimerFunds, Inc., et al.

October 4, 2017

Agency: Securities and Exchange Commission ("Commission")

Action: Notice.

Notice of application for an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") for exemptions from section 17(a) of the Act, and under section 17(d) of the Act and rule 17d-1 thereunder to permit certain joint transactions.

Summary of Application: Applicants requests an order to permit certain registered open-end management investment companies or series thereof to invest in a private investment vehicle established by their investment advisers for the purpose of investing in China A Shares and certain other Chinese securities.

Applicants: OppenheimerFunds, Inc. ("OFI"), OFI Global Asset Management, Inc. ("OFI Global"), and OFI Global Institutional, Inc. ("OFI Global Institutional," and together with OFI and OFI Global, the "Initial Advisers"); OFI Global China Fund, LLC (the "OFI Global China Fund"); and Oppenheimer Developing Markets Fund, Oppenheimer Global Fund, Oppenheimer Global Opportunities Fund, Oppenheimer Global Value Fund, Oppenheimer International Growth Fund, Oppenheimer International Small-Mid Company Fund and Oppenheimer International Equity Fund (together, the "Trusts").

Filing Dates: The application was filed on December 12, 2013, and amended on June 6, 2014, November 21, 2014, May 1, 2015, October 16, 2015, April 7, 2016, August 9, 2016, May 12, 2017, August 29, 2017, and September 26, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 30, 2017, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: 225 Liberty Street, New York, NY 10281.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773, or

Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   Each Trust is a Delaware statutory trust and is registered under Act as an open-

end management investment company. One Trust, the Oppenheimer Developing Markets Fund

(the "Initial Fund"), currently invests in the OFI Global China Fund, LLC (the "OFI Global

China Fund"), which relies on the exemptions from registration under the Act provided by section 3(c)(1) and/or 3(c)(7) of the Act.[1]

2.   Each Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), and OFI Global and OFI Global Institutional are each a wholly-owned subsidiary of OFI. OFI Global serves as investment adviser to the Initial Fund pursuant to an investment advisory agreement between OFI Global and the Initial Fund (the "Advisory Agreement"). OFI serves as sub-adviser to the Initial Fund pursuant to a subadvisory agreement between OFI Global and OFI. As the Initial Fund's investment adviser and sub-adviser, OFI Global and OFI are responsible for making investment decisions for the Initial Fund and for administering the business and affairs of the Initial Fund. OFI Global is entitled, under the terms of the Advisory Agreement, to receive management fees from the Initial Fund at a specified rate. OFI Global also serves as the investment adviser to the other Trusts and their series and has entered into subadvisory agreements with OFI whereby OFI also provides investment advisory services to the other Trusts and their series. As investment adviser and sub-adviser, OFI Global and OFI's activities are subject to the oversight of the Boards of Trustees (the "Board" or "Boards," as applicable) of the Trusts, at least a majority of whose members are not considered "interested persons" of the Trusts (as defined in section 2(a)(19) of the Act) (the "Independent Trustees").

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[1]   Each entity that currently intends to rely on the requested relief has been named as an applicant. Any Trusts and their existing or future series and any other existing or future registered open-end management investment company or series thereof for which an Initial Adviser, or an Initial Adviser's successor, or any person controlling, controlled by, or under common control with an Initial Adviser (an "OFI Affiliate") acts as investment adviser (such Initial Adviser or OFI Affiliate acting as investment adviser, an "Adviser") that may rely on the requested relief in the future is a "Future Fund" (together with the Initial Fund, the "Funds"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of the requested order.

3.   OFI and the other Advisers also manage or may manage collective investment trusts, private pooled investment vehicles and investment companies registered in other jurisdictions (together, "Other Vehicles"), as well as separately managed accounts (together with the Other Vehicles, "Other Accounts").[2] Applicants state that these Other Accounts may have similar investment objectives and strategies as the Funds and will invest in OFI Global China Fund Series (defined below) along with one or more Funds.

4.   The Funds desire to purchase and redeem limited liability company interests ("Interests") of separately identified series of the OFI Global China Fund (each separate series of the OFI Global China Fund, an "OFI Global China Fund Series"). The OFI Global China Fund Series invests in class A Shares listed on People's Republic of China ("PRC") stock exchanges, rights to invest in such class A Shares, corporate or government bonds listed on PRC stock exchanges or traded in the over-the-counter markets of the PRC and warrants listed on PRC stock exchanges (together, "Chinese Securities").[3] Notwithstanding the foregoing, a security will only be a "Chinese Security" if it is subject to the quota systems described in the application (as such quota systems may be amended or altered from time to time).   Interests in the OFI Global China Fund will be sold only to the Funds and the Other Accounts.

5.   Applicants assert that, for a variety of reasons, it is not practical or economical for the Funds to invest a significant amount of assets directly in Chinese Securities. Applicants state that, until 2002, the Chinese government restricted investment in China A Shares and other

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[2]   The Applicants acknowledge that they are not seeking nor receiving relief with respect to the separately managed accounts.

[3]   Applicants represent that the OFI Global China Fund will not invest in derivatives or in other pooled investment vehicles.

Chinese Securities to domestic (i.e., Chinese) investors.[4] According to Applicants, since 2002, the Chinese Government has permitted certain non-Chinese investors to invest in China A Shares and gradually has liberalized applicable rules to permit non-Chinese investors to invest in other types of Chinese Securities. However, subject to limited exceptions described in the application, to do so, a foreign investor must receive a license from PRC regulators and be allotted a quota, representing the amount in renminbi of Chinese Securities that the investor may purchase. As described more fully in the application, individual applications on behalf of each Fund or Other Account would generally not be practical or feasible. Accordingly, OFI has obtained a license under the Qualified Foreign Institutional Investor ("QFII") quota program, naming OFI Global China Fund as the investing vehicle in its application, and was granted a quota of US$200 million in late 2014, and has since obtained an additional $1.3 billion of quota, so that it can invest in Chinese Securities on behalf of the Funds and Other Accounts.

6.   Applicants state that the OFI Global China Fund would allow the Funds, and Other Accounts, to gain dedicated exposure to Chinese Securities and provide numerous additional investment opportunities for the Funds that are consistent with their investment objectives and policies. Applicants state that each OFI Global China Fund Series will invest only in Chinese securities, cash and cash equivalents.

7.   The OFI Global China Fund is organized as a Delaware limited liability company. OFI serves as, and in the future an OFI Affiliate may serve as, the managing member of the OFI Global China Fund. The OFI Global China Fund does not have a board of directors or trustees. A Fund or Other Account may invest in some or all of the different OFI Global China Fund

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[4]   Applicants assert that, for a variety of reasons, China A Shares are a more attractive means to invest in Chinese companies than are other categories of stock that are available on the Shanghai, Shenzhen and Hong Kong Stock Exchanges (which is where a significant majority of publicly traded Chinese companies list their shares).

Series.[5] Each OFI Global China Fund Series will have its own portfolio manager or portfolio

management team at OFI who will be responsible for selecting particular Chinese Securities for

investment by that OFI Global China Fund Series. Each Fund or Other Account investing in an

OFI Global China Fund Series will hold Interests which will represent a proportionate share of

the OFI Global China Fund Series' net assets and a proportionate claim on the OFI Global China

Fund Series' net income. Interests in an OFI Global China Fund Series used by the Funds will

be valued daily in accordance with the Funds' valuation procedures as approved by the Funds'

Boards and in accordance with section 2(a)(41) of the Act. Each Interest would have the same

rights as any other Interest, and the OFI Global China Fund Series would not issue preferred

interests.

8.   OFI will not charge advisory fees to OFI Global China Fund Series used by the

Funds. OFI Global and the other Advisers will, however, be entitled to receive applicable

advisory fees from the Funds or Other Accounts. Expenses of the OFI Global China Fund Series

will be charged to the OFI Global China Fund Series as a whole and accrue on a daily basis.[6]

The OFI Global China Fund's books and those of the OFI Global China Fund Series will be

accounted for under standard accounting principles and in accordance with U.S. Generally

Accepted Accounting Principles ("GAAP"), and they will be audited annually by a nationally

recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted

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[5]   Applicants state that one OFI Global China Fund Series is contemplated, but in the future
additional OFI Global China Fund Series may be established to invest in different issuers, or
types, of Chinese Securities based generally on the particular characteristics of those issuers, or
types, of Chinese Securities.

[6]   Expenses of the OFI Global China Fund Series will include basic fees and expenses of service
providers, such as the administrator, transfer agent, accountant, local custodian and legal counsel.
OFI will engage an OFI Affiliate as its transfer agent. No fees will be paid by the OFI Global
China Fund to a transfer agent that is an OFI Affiliate except in accordance with condition 3.

Auditing Standards ("GAAS").[7] The OFI Global China Fund Series in which a Fund invests

will not borrow or engage in leverage.

9.   A Fund's decision to invest in an OFI Global China Fund Series will be made by

a Fund's portfolio manager(s). Because the PRC restricts repatriation of the proceeds from sales

of Chinese Securities, each Fund will treat its entire investment in the OFI Global China Fund as

an investment that is not liquid for purposes of any applicable rules or guidance of the

Commission or its staff regarding the management of liquidity and will otherwise be subject to

the limits described in condition 4. Applicants state that access by the Funds and Other

Accounts to the quota (*i.e.*, to Chinese Securities) through the OFI Global China Fund Series is a

limited opportunity and will be allocated in accordance with the Advisers' trade order

aggregation and trade allocation policies and procedures (the "Advisers' Trade Allocation

Policy"). Under the Advisers' Trade Allocation Policy, if fewer Interests are available than

requested by the portfolio managers of the Funds and Other Accounts, Interests will generally be

allocated across participating accounts on a *pro rata* basis according to requested order size.

Similarly, if more than one Fund or Other Account seeks to repatriate proceeds at or about the

same time, and Chinese regulations limit the aggregate amount of proceeds that may be

repatriated at any given time to a level below the aggregate amount sought to be repatriated, the

requests by the applicable portfolio manager(s) will be aggregated, if received at or about the

same time, and proceeds available for repatriation will be allocated *pro rata* among requesting

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[7]   Applicants state that the GAAS standards applicable to the audit of the OFI Global China Fund
       would be the same standards as those applicable to a registered investment company. Further,
       applicants state that GAAP would apply to both the OFI Global China Fund audit and a registered
       investment company audit. Thus, applicants assert that critical accounting policies governing
       security valuation, accounting for investment transactions, recognition of investment income and
       of expenses, and accrual of expenses, which are often the critical policies applicable to
       investment companies, would apply in substantially the same manner for the audit of the OFI
       Global China Fund.

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Funds and Other Accounts.[8] The Advisers will not consider the potential impact on the quota

when making investment decisions for the Funds or Other Accounts.[9]

10.   Applicants state that OFI contemplates making a nominal (i.e., not to exceed

$1,000) investment in the OFI Global China Fund. OFI will acquire Interests in the OFI Global

China Fund (or series thereof) having rights, duties and obligations that are identical in all

respects to Interests purchased by other investors in the OFI Global China Fund (or series

thereof). The sole purpose of the proposed investment is to permit OFI to serve as the tax

matters partner of the OFI Global China Fund, which intends to be treated as a partnership for

U.S. federal tax purposes. Applicants state that in the absence of OFI's investment, it is likely

that the U.S. Internal Revenue Service would appoint a non-managing member partner of the

OFI Global China Fund to serve as tax matters partner in an audit proceeding. In addition, absent

such an investment by the OFI Global China Fund's managing member, the tax matters partner

could change from year-to-year, which may disrupt preparation of the OFI Global China Fund's

annual tax return.

Applicants' Legal Analysis:

Section 17(a) – purchase and sale of Interests

1.   Section 17(a) generally provides, in part, that it is unlawful for any affiliated

person of a registered investment company ("first-tier affiliate"), or any affiliated person of such

person ("second tier affiliate"), acting as principal, to sell or purchase any security or other

property to or from such investment company. Section 2(a)(3) of the Act defines an "affiliated

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[8]   Applicants are not seeking comfort nor is the Commission providing any opinion on whether the Advisers' Trade Allocation Policy meets the standards applicable under the Act or the Advisers Act.

[9]   Applicants state that the Chinese authorities may reduce or revoke a QFII's quota if the QFII does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount.

person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with the power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person. Section 2(a)(9) defines "control" to mean "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company."

2.   Applicants state that the Funds and the OFI Global China Fund are expected to be affiliated persons under section 2(a)(3) of the Act, because it is expected that one or more Funds and Other Vehicles will own at least 5%, and potentially, more than 25% of the Interests of the OFI Global China Fund or an OFI Global China Fund Series. While Interests of the OFI Global China Fund (and OFI Global China Fund Series) will be non-voting interests, a Fund or Other Vehicle could have power to exercise a controlling influence over the management or policies of the OFI Global China Fund or Series and be deemed an affiliated person of the OFI Global China Fund or OFI Global China Fund Series under section 2(a)(3)(C). In addition, OFI Global is the investment adviser to the Initial Fund, OFI serves as the initial sub-adviser to the Initial Fund, and the Advisers will be investment advisers and sub-advisers to any Future Funds. An Adviser or OFI Affiliate will also be the managing member of the OFI Global China Fund. As a result, the OFI Global China Fund or OFI Global China Fund Series may be deemed to be under the Adviser's control under section 2(a)(3)(C), such that the OFI Global China Fund may be deemed an affiliated person of an affiliated person of the Funds.

3.   If a Fund and the OFI Global China Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the OFI Global China Fund to the Fund, and the redemption of such Interests by the Fund, would be prohibited under section 17(a) of the Act.

4.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of each registered investment company involved and with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provisions of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

5.   Applicants submit that the proposed arrangement satisfies the standards for relief under sections 17(b) and 6(c) of the Act. For the reasons discussed below, Applicants submit that the terms of the arrangement, including the consideration to be paid, are fair and reasonable and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act. Applicants further submit that the Funds' participation in the OFI Global China Fund Series will be necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

6.   Applicants state that each Fund and Other Account will be treated identically as a holder of Interest in the OFI Global China Fund Series, and each Fund and Other Account will

purchase and sell Interests of an OFI Global China Fund Series on the same terms and on the

same basis as each other Fund and Other Account that invests in that OFI Global China Fund

Series. Applicants note that no Adviser or OFI Affiliate will receive a fee for advising any OFI

Global China Fund Series used by a Fund. The Funds, as holders of Interests of the OFI Global

China Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee,

except that the OFI Global China Fund will have the discretion to impose a redemption fee in

accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other

costs. If a redemption fee is charged, it will be charged only to the extent that such a fee may be

charged by an open-end fund registered under the Act. Each series of the OFI Global China

Fund will be audited. Moreover, administrative fees and transfer agent fees will be paid by the

OFI Global China Fund Series used by the Funds to an Adviser or OFI Affiliate only upon the

determination by each Fund's Board, including a majority of Independent Trustees, that the fees

are (i) for services in addition to, rather than duplicative of, services rendered to the Funds

directly and (ii) fair and reasonable in light of the usual and customary charges imposed by

others for services of the same nature and quality. Applicants argue that the fees payable to the

OFI Global China Fund's service providers will be for distinct services, and the costs of such

fees will be outweighed by opportunity to invest in Chinese Securities.

Section 17(d)

7.　　Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit joint

transactions involving registered investment companies and their affiliates unless the

Commission has approved the transaction. In considering whether to approve a joint transaction

under rule 17d-1, the Commission considers whether the proposed transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which the participation of the investment companies is on a basis different from or less advantageous than that of the other participants.

8.　　　Applicants state that the Funds (by purchasing Interests of the OFI Global China Fund), OFI (by managing the portfolio securities of the OFI Global China Fund and the Funds at the same time that the Funds are invested in Interests of the OFI Global China Fund and/or by providing a nominal tax matters partner investment in the OFI Global China Fund), and the OFI Global China Fund (by selling its Interests to, and redeeming its Interests from, the Funds), could be deemed to be participants in a joint enterprise or arrangement within the meaning of section 17(d) and rule 17d-1.

9.　　　Applicants request an order pursuant to section 17(d) and rule 17d-1 to permit the proposed transactions with the OFI Global China Fund. Applicants submit that the investment by the Funds in the OFI Global China Fund on the basis proposed is consistent with the provisions, policies and purposes of the Act, and that each Fund will invest in Interests of the OFI Global China Fund on the same basis as any other shareholder (i.e., the other Funds and Other Accounts). Applicants further state that the Advisers will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Allocations of Chinese Securities to different OFI Global China Fund Series, and allocations of opportunities to invest in the OFI Global China Fund Series, by Funds and Other Accounts, will be subject to the Advisers' Trade Allocation Policy, under the supervision of the Advisers' and the Funds' CCO, and compliance with the Advisers' Trade Allocation Policy will be overseen by the Funds' Boards.

10.   Applicants do not believe that OFI's nominal investment as tax matters partner in the OFI Global China Fund poses any potential conflict of interest not addressed by the conditions contained in the application. OFI will acquire Interests having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the OFI Global China Fund.

Section 17(a) – cross transactions

11.   Applicants propose that the Funds be permitted to continue to engage in certain purchase and sale cross transactions in securities ("Cross Transactions") between a Fund seeking to implement a portfolio strategy and an Other Vehicle seeking to raise or invest cash. The Funds currently rely on rule 17a-7 to engage in such Cross Transactions; however, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the OFI Global China Fund or an OFI Global China Fund Series, the Funds may not be entitled to rely on rule 17a-7 because they would no longer be affiliated solely for the reasons permitted by the rule.

12.   Applicants assert that the potential affiliations created by the OFI Global China Fund Series structure do not affect the other protections provided by the rule, including the integrity of the pricing mechanism employed, and oversight by each Fund's Board. Applicants represent that the Funds and Other Vehicles will comply with the requirements set forth in rule 17a-(7)(a) through (g). Applicants thus believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the Act and the investment policy of each Fund.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   The Funds' investments in Interests of the OFI Global China Fund will be undertaken only in accordance with the Funds' stated investment restrictions and will be consistent with their stated investment policies.

2.   The Advisers and their affiliated persons will receive no advisory fee from the OFI Global China Fund in connection with the Funds' investment in the OFI Global China Fund. The Advisers and their affiliated persons will receive no commissions, fees, or other compensation (except for transfer agent fees that are paid in accordance with condition 3 as described in the application) from a Fund or the OFI Global China Fund in connection with the purchase or redemption by the Funds of Interests in the OFI Global China Fund. Interests of the OFI Global China Fund will not be subject to a sales load, redemption fee, distribution fee or service fee, except that the OFI Global China Fund will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs. If a redemption fee is charged, it will be charged only to the extent that such a fee may be charged by an open-end fund registered under the Act.

3.   Administrative fees and transfer agent fees will be paid by the OFI Global China Fund Series used by the Funds to an Adviser, or OFI Affiliate, only upon a determination by each Fund's Board, including a majority of its Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund's Board, the Fund's

Adviser will reimburse to that Fund the amount of any administrative fee and transfer agent fee borne by that Fund as an investor in the OFI Global China Fund.

4.   Each Fund will treat its entire investment in the OFI Global China Fund as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each Fund must limit its aggregate holdings of illiquid assets, which for purposes of the requested relief include any investments in the OFI Global China Fund, to 15% of its net assets. In addition, each Fund will, at all times, limit its holdings in the OFI Global China Fund to no more than 15% of its net assets.

5.   Each Fund's Board, including a majority of the Independent Trustees, will determine initially and no less frequently than annually that the Fund's investment in the OFI Global China Fund is, and continues to be, in the best interests of the Fund and the Fund's shareholders. As part of this determination, the Fund's Board will consider the custody arrangements for the OFI Global China Fund's foreign securities (under rule 17f-5) and the bonding arrangements in place for certain of the OFI Global China Fund's officers and employees (under rule 17g-1).

6.   The Advisers will make the accounts, books and other records of the OFI Global China Fund available for inspection by the Commission staff and, if requested, will furnish copies of those records to the Commission staff.

7.   The OFI Global China Fund will comply with the following sections of the Act as if the OFI Global China Fund were an open-end management investment company registered under the Act, except as noted: section 9; section 12; section 13 (the Interests issued by OFI Global China Fund will be regarded as voting securities under section 2(a) (42) of the Act for

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purposes of applying this condition and the offering memorandum utilized by the OFI Global China Fund to offer and sell Interests will be regarded as a registration statement for purposes of applying this condition); section 17(a) (except as described in the application); section 17(d) (except as described in the application); section 17(e); section 17(f); section 17(h), section 18 (the Interests issued by the OFI Global China Fund will be regarded as voting securities under section 2(a)(42) of the Act for purposes of applying this condition); section 21; section 36; and sections 37-53. In addition, the OFI Global China Fund will comply with the rules under section 17(f)[10] and section 17(g) of the Act, and rule 22c-1 under the Act as if the OFI Global China Fund were an open-end management investment company registered under the Act. This condition 7 will apply only to OFI Global China Fund Series in which a Fund has invested; this condition 7 will not apply to OFI Global China Fund Series invested in exclusively by Other Accounts except insofar as necessary for the OFI Global China Fund Series invested in by a Fund to comply with this condition.

OFI will adopt procedures designed to ensure that the OFI Global China Fund complies with the aforementioned sections of the Act and rules under the Act. OFI will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the Act. All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

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[10]   Applicants note that they will operate the OFI Global China Fund such that rule 17f-1, rule 17f-2, and rule 17f-3 will not be applicable to it.

For purpose of implementing condition 7, any action that the above-referenced statutory and regulatory provisions require to be taken by the directors, officers and/or employees of a registered investment company will be performed by OFI (or its successor)[11] as the managing member of the OFI Global China Fund, except to the extent that the order requires the Funds' Boards to exercise oversight or take action with respect to the OFI Global China Fund as an extension of such Board's duties to the Funds.

8.   To engage in Cross Transactions, the Funds will comply with rule 17a-7 under the Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Vehicle might become affiliated persons within the meaning of section 2(a)(3)(A), (B) or (C) of the Act because of their investments in the OFI Global China Fund.

9.   An OFI Global China Fund Series in which a Fund invests will not borrow or engage in leverage.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary

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[11]   See supra, footnote 1.